GALIANO GOLD PROVIDES EXPLORATION DRILLING UPDATE

VANCOUVER, BC, January 18, 2022 /PRNewswire/ - Galiano Gold Inc. ("Galiano" or the "Company") (TSX:GAU) (NYSE American: GAU) is pleased to provide an update of drilling results from its 2021 exploration program at the Asanko Gold Mine ("AGM"), located in Ghana. The AGM is a 50:50 joint venture ("JV") with Gold Fields Ltd (JSE, NYSE: GFI), with the JV managed and operated by Galiano.

Exploration activity in the first half of 2021 focused on Miradani North (drill results were reported in news releases dated February 25, 2021 and May 20, 2021). Exploration activity in the second half of the year focused on expanding existing resources and testing near-mine targets at three properties: Dynamite Hill, Kaniago West and Midras South. A summary of each of these properties along with detailed drilling results are shown below.

Dynamite Hill Highlights

30 holes have been drilled at Dynamite Hill in 2021, totalling 6,110m (3,897m diamond core ("DC") and 2,213m reverse circulation ("RC")), including the following highlighted intercepts:

• Hole DYPC21-124 intersected 5.1m at 10.5 g/t Au (from 232.9m)

• Hole DYPC21-125 intersected 23.8m at 1.9 g/t Au (from 201.2m)

• Hole DYPC21-139 intersected 40.1m at 2.4 g/t Au (from 146m)

• Hole DYPC21-140 intersected 33.2m at 2.6 g/t Au (from 140m)

Kaniago West Highlights

27 holes have been drilled at Kaniago West in 2021, totalling 4,508m (1,600m DC and 2,908m RC), including the following highlighted intercepts:

• Hole KNPC21-008 intersected 25m at 1.2 g/t Au (from 243m)

• Hole KNPC21-009 intersected 11.6m at 3.6 g/t Au (from 196.4m), 14.4m at 1.5 g/t Au, (from 215.6m), and 11.0m at 1.2 g/t Au (from 260m)

• Hole KNRC21-017 intersected 24m at 1.8 g/t Au (from 33m)

Midras South Highlights

19 holes have been drilled at Midras South in 2021, totalling 3,724m (1,163m DC and 2,561m RC), including the following highlighted intercepts:

• Hole MSPC21-088 intersected 6m at 8.6 g/t Au (from 65m)

• Hole MSPC21-096 intersected 8m at 5.3 g/t Au (from 275m)

• Hole MSPC21-098 intersected 6m at 2.8 g/t Au (from 103m), and 19.2m at 9.1 g/t Au (from 184m)

"The results from the drilling at Dynamite Hill, Kaniago West and Midras South demonstrate the long term exploration potential at the AGM," said Matt Badylak President and Chief Executive Officer. "We will publish an updated Mineral Reserve and Resource statement later in Q1, 2021 which will include a maiden Mineral Resource for Miradani and a Mineral Reserve and Resource for Dynamite Hill, a previously operating pit. Both Kaniago West and Midras South are located within a 10km radius of the processing plant and have shown promising intercepts. We expect to continue to drill out these properties in 2022. In addition to these targets our 2022 drilling will also focus on exploring the underground potential at both Nkran and Miradani. Deep drilling at both projects is planned  to commence in early 2022."

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Dynamite Hill Overview (see Table 1 for full drilling results)

The Dynamite Hill deposit is located on the Adubea Mining Lease, approximately 7km northeast of the AGM's processing plant (shown in Figure 1).  The AGM mined the previous Reserve base at the deposit, with mining being completed in late 2019. However, indicated mineralization remained open at depth at cessation of mining. Recent drilling has confirmed that indicated mineralization continues to 100m+ beneath the existing pit bottom. As pictured in Figures 3 and 4, this indicated mineralization appears to be supported at depth with indicated geological continuity.  Select intercepts from Dynamite Hill include:

• Hole DYPC21-123 intersected 33.4m at 1.5 g/t Au (from 189.7m)

• Hole DYPC21-124 intersected 5.1m at 10.5 g/t Au (from 232.9m)

• Hole DYPC21-125 intersected 23.8m at 1.9 g/t Au (from 201.2m)

• Hole DYPC21-126 intersected 4.8m at 3.0 g/t Au (from 147.2m)

• Hole DYPC21-127 intersected 14m at 1.9 g/t Au (from 149m)

• Hole DYPC21-128 intersected 9m at 1.9 g/t Au (from 39m), 7m at 1.5 g/t Au (from 190m), and 13.5m at 1.6 g/t Au (from 213.5m)

• Hole DYPC21-129 intersected 14m at 1.0 g/t  Au (from 23m), and 45m at 0.9 g/t (from 202m) Hole DYPC21-130 also returned 23m @ 0.7 g/t Au, (from 180m)

• Hole DYPC21-132 returned 11.04m @ 1.8 g/t Au, (from 135.8m)

• Hole DYPC12-134 intersected 54m at 1.2 g/t Au (from 156m)

• Hole DYPC12-139 intersected 40.1m at 2.4 g/t Au (from 146m)

• Hole DYPC21-140 intersected 12m at 0.8 g/t Au (from 25m), and 33.2m at 2.6 g/t Au (from 140m)

The Dynamite Hill deposit is situated along the Nkran shear zone, a laterally extensive structure recognized from airborne VTEM and magnetic surveys and extensively mapped on the ground. The Nkran shear zone plays host to the Nkran, Akwasiso and Asuadai deposits, part of the prominent northeast striking Asankrangwa gold belt.

Indicated mineralization at Dynamite Hill is spatially associated with two en echelon, steeply west dipping tonalite intrusives that have preferentially intruded along a northeast trending corridor. Of note, a second, much smaller vertical to steeply east dipping mineralised structure was discovered during this campaign.  Indicated mineralization occurs in the intrusives and in the surrounding deformed sandstone, siltstone and phyllite rock package in a similar fashion to the nearby Nkran deposit. These intrusives are believed to act as excellent hosts to mineralising fluids. Stratigraphy and structure are both steeply dipping to the northwest as they do for most of the Asankrangwa Belt gold deposits. Indicated gold mineralization at Dynamite Hill occurs in quartz veins and in association with silica flooding, pyrite, arsenopyrite, and traces of base metal sulfides, within a broader envelope of quartz-sericite-pyrite and carbonate alteration.

Kaniago West Overview (See Table 1 for full drilling results)

The Kaniago West prospect, acquired as part of the Midlands Mineral Corporation property transaction in 2015 (see news release dated March 25, 2015) is conveniently located just 5km NW of the AGM's processing plant (shown in Figure 1). Recent drilling has intersected broad zones of quartz breccia and veining with associated visible gold mineralization beneath and along strike from narrow, near surface zones discovered by Midlands. Indicated mineralization remains open at depth and along strike. Select intercepts from Kaniago West include:

• Hole KNPC21-008 intersected 25m at 1.2 g/t Au (from 243m)

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• Hole KNPC21-007 intersected 10m at 1.4 g/t Au (from 91m)

• Hole KNPC21-009 intersected 11.6m at 3.6 g/t Au (from 196.4m), 14.4m at 1.5 g/t Au, (from 215.6m), and 11.0m at 1.2 g/t Au (from 260m)

• Hole KNPC21-012 intersected 7m at 12.6 g/t Au (from 51m), and 14m @ 1.7 g/t Au (from 63m)

• Hole KNRC21-017 intersected 24m at 1.8 g/t Au (from 33m)

The Kaniago West prospect lies along the Esaase - Abore shear zone, a laterally extensive structure recognized from airborne VTEM and magnetic surveys and extensively mapped on the ground. The structure plays host to the Esaase and Abore deposits, part of the prominent northeast striking Asankrangwa gold belt. Anomalous gold-in-soils can be traced for several kilometres NE of the current Kaniago West drilling and as yet untested alluvial gold workings can be seen to the SW.

Indicated mineralization at Kaniago West is developed within a package of deformed sandstone, siltstone and phyllite. Stratigraphy and structure are both steeply dipping to the northwest as they do for most of the Asankrangwa Belt gold deposits. Indicated gold mineralization at Kaniago West occurs in association with silica flooding [and] distinctive stylolitic quartz veining (similar to that noted at Esaase) with patchy visible gold and pyrite, within a broader envelope of quartz-sericite-pyrite and carbonate alteration.

Midras South Overview (See Table 1 for full drilling results)

Midras South is located on the Datano Mining Lease, 5km south of the AGM's processing plant (shown in Figure 1). The drill program at Midras South was designed to expand on the known mineralized systems in the area, and although only partially completed due to access issues, did provide some of the better high grade intercepts this year to date. Select intercepts from Midras South include:

• Hole MSPC21-088 intersected 6m at 8.6 g/t Au (from 65m)

• Hole MSPC21-089 intersected 9.7m at 2.4 g/t Au (from 187m)

• Hole MSPC21-096 intersected 8m at 5.3 g/t Au (from 275m)

• Hole MSPC21-098 intersected 6m at 2.8 g/t Au (from 103m), and 19.2m at 9.1 g/t Au (from 184m)

• Hole MSRC21-106 intersected 6m at 2.9 g/t Au (from 5m), and 8m at 2.1 g/t Au (from 58m)

The Midras South prospect lies along the Takorase - Afraso shear zone, a laterally extensive structure recognized from airborne VTEM and magnetic surveys and extensively mapped on the ground. Midras South consists of 3 distinct zones of indicated mineralization, inferred to be fault offsets of the one ore zone.

Similar in character to Esaase and Kaniago West, indicated mineralization at Midras South is developed within a package of deformed sandstone, siltstone and phyllite.  Stratigraphy and structure are both steeply dipping to the northwest as they do for most of the Asankrangwa Belt gold deposits. Indicated gold mineralization at Midras South occurs in association with quartz veining, arsenopyrite and pyrite, within a broader envelope of quartz-sericite-pyrite and carbonate alteration.

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N
Abore
Abore
Mmooho
Mmooho
Asuadai
Adubea
Adubia
Besease
Dynamite Hill
Midlands Kaniago
Adubiaso
Ebiram
Ebiram
Kobinaso
Kumpese
Kaniago
Kaniago West
Akwasiso
Abirem
Afedie
Plant
Kaniago
Nkran
6°20'N
6°20'N
Kwankyiabo
Dadease
Dumpaso No. 1
Pewotrikye
Afraso
Datano
Asamang
Midras South
Datano
Offin River
Miradani
Amansie South District
Amansie West District
© OpenStreetMap (and) contributors, CC-BY-SA

Reference

- Towns
- Deposits
- Esaase-Obotan Haul Road
- Offin River
- Open Pit
- Asanko Tenements
- Forest Reserve

Mine Site Structures

- Admin Area
- Mine Village
- Plant Area

Asanko Gold Mine

0 1 2 4

Kilometers

Co-ordinate System WGS 1984

Figure 1. Site Map

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Figure 2. Base map of the Dynamite Hill deposit, showing recent intersections, illustrating the en echelon relationship between the two granitoid bodies

Figure 3.  Section 706997 through the dynamite Hill deposit, illustrating that high grade indicated mineralisation is open at depth

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Figure 4.  Section 706927 through the Dynamite Hill deposit

Figure 5.  Plan view of the Kaniago West prospect, with intersections and preliminary indicated mineralised domain

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Figure 6.  Section 703987 through the Kaniago West prospect, illustrating the narrow near surface profile to indicated gold mineralization, and openness at depth of indicated mineralization

Figure 7. Section 704092 through the Kaniago West prospect, illustrating the indicated gold mineralization and openness at depth

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Figure 8.  Plan view of the Midras South prospect, with intersections and preliminary indicated mineralised domain

Figure 9.  Section line 696120, illustrating the location of the outstanding high grade 19.2m at 9.1 g/t intercept in hole MSPC21-098.

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Table 1. Intercepts for, Kaniago West (KNRC) and Midras South (MSTR) and Dynamite Hill (DYPC),  drilling1,2, 3

Hole ID	From (m)	To (m)	Interval Width (m)	Grade (g/t Au)	Intercept Description
KNRC21-001	3.0	15.0	12.0	1.5	12.00m @ 1.5 g/t
KNRC21-001	27.0	33.0	6.0	0.5	6.00m @ 0.5 g/t
KNRC21-001	45.0	57.0	12.0	0.7	12.00m @ 0.7 g/t
KNRC21-002	11.0	14.0	3.0	1.8	3.00m @ 1.8 g/t
KNRC21-002	65.0	68.0	3.0	2.1	3.00m @ 2.1 g/t
KNRC21-002	72.0	76.0	4.0	2.2	4.00m @ 2.2 g/t
KNPC21-003	74.0	84.0	10.0	1.1	10.00m @ 1.1 g/t
KNPC21-003	88.0	94.0	6.0	1.2	6.00m @ 1.2 g/t
KNPC21-004	2.0	15.0	13.0	0.9	13.00m @ 0.9 g/t
KNPC21-004	37.0	43.0	6.0	1.8	6.00m @ 1.8 g/t
KNRC21-005	3.0	11.0	8.0	1.5	8.00m @ 1.5 g/t
KNRC21-005	30.0	34.0	4.0	0.7	4.00m @ 0.7 g/t
KNPC21-006	10.0	12.0	2.0	1.8	2.00m @ 1.8 g/t
KNPC21-006	71.0	74.0	3.0	1.3	3.00m @ 1.3 g/t
KNPC21-007	91.0	101.0	10.0	1.4	10.00m @ 1.4 g/t
KNPC21-007	120.9	126.0	5.1	1.6	5.08m @ 1.6 g/t
KNPC21-007	137.0	142.5	5.5	1.3	5.50m @ 1.3 g/t
KNPC21-007	154.0	156.6	2.6	3.6	2.62m @ 3.6 g/t
KNPC21-007	195.8	208.2	12.4	0.6	12.39m @ 0.6 g/t
KNPC21-007	216.0	227.0	11.0	0.9	11.00m @ 0.9 g/t
KNPC21-008	156.1	160.5	4.4	2.3	4.36m @ 2.3 g/t
KNPC21-008	164.0	168.5	4.5	0.9	4.49m @ 0.9 g/t
KNPC21-008	181.1	183.6	2.5	1.4	2.54m @ 1.4 g/t
KNPC21-008	194.4	198.7	4.3	0.9	4.30m @ 0.9 g/t
KNPC21-008	243.0	268.0	25.0	1.19	25.00m @ 1.19 g/t
KNPC21-009	80.0	82.0	2.0	0.6	2.00m @ 0.6 g/t
KNPC21-009	155.7	175.0	19.3	0.7	19.30m @ 0.7 g/t
KNPC21-009	182.0	185.3	3.3	1.0	3.30m @ 1.0 g/t
KNPC21-009	196.4	208.0	11.6	3.6	11.60m @ 3.6 g/t
KNPC21-009	215.6	230.0	14.4	1.5	14.40m @ 1.5 g/t
KNPC21-009	260.0	271.0	11.0	1.2	11.00m @ 1.2 g/t
KNPC21-009	274.5	280.0	5.5	0.7	5.50m @ 0.7 g/t
KNPC21-012	23.0	25.0	2.0	1.1	2.00m @ 1.1 g/t
KNPC21-012	51.0	58.0	7.0	12.6	7.00m @ 12.6 g/t
MSTR21-012	54.0	56.0	2.0	0.8	2.00m @ 0.8 g/t
KNPC21-012	63.0	77.0	14.0	1.7	14.00m @ 1.7 g/t
KNPC21-012	88.0	92.0	4.0	1.0	4.00m @ 1.0 g/t
KNPC21-012	133.5	136.3	2.9	1.0	2.88m @ 1.0 g/t
MSTR21-015	33.0	35.0	2.0	0.5	2.00m @ 0.5 g/t

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MSTR21-015	46.0	48.0	2.0	0.7	2.00m @ 0.7 g/t
KNRC21-017	33.0	57.0	24.0	1.84	24.00m @ 1.84 g/t
MSTR21-017	95.0	97.0	2.0	11.3	2.00m @ 11.3 g/t
MSRC21-085	14.0	19.0	5.0	1.0	5.00m @ 1.0 g/t
MSRC21-085	46.0	50.0	4.0	1.2	4.00m @ 1.2 g/t
MSRC21-085	56.0	58.0	2.0	1.2	2.00m @ 1.2 g/t
MSPC21-086	21.0	31.0	10.0	0.8	10.00m @ 0.8 g/t
MSPC21-086	41.0	48.0	7.0	1.2	7.00m @ 1.2 g/t
MSPC21-086	68.0	73.0	5.0	1.6	5.00m @ 1.6 g/t
MSRC21-087	17.0	20.0	3.0	1.3	3.00m @ 1.3 g/t
MSRC21-087	50.0	58.0	8.0	0.7	8.00m @ 0.7 g/t
MSRC21-087	114.0	118.0	4.0	0.5	4.00m @ 0.5 g/t
MSRC21-087	124.0	126.0	2.0	1.9	2.00m @ 1.9 g/t
MSRC21-088	54.0	57.0	3.0	0.8	3.00m @ 0.8 g/t
MSRC21-088	65.0	71.0	6.0	8.6	6.00m @ 8.6 g/t
MSPC21-089	34.0	36.0	2.0	0.6	2.00m @ 0.6 g/t
MSPC21-089	106.5	116.0	9.5	1.6	9.50m @ 1.6 g/t
MSPC21-089	120.2	128.7	8.5	1.5	8.54m @ 1.5 g/t
MSPC21-089	143.0	145.3	2.3	1.3	2.30m @ 1.3 g/t
MSPC21-089	187.3	197.0	9.7	2.4	9.70m @ 2.4 g/t
MSPC21-089	201.5	207.0	5.5	0.6	5.54m @ 0.6 g/t
MSPC21-090	31.0	33.0	2.0	0.7	2.00m @ 0.7 g/t
MSPC21-090	197.0	201.7	4.7	1.1	4.70m @ 1.1 g/t
MSRC21-092	5.0	9.0	4.0	0.7	4.00m @ 0.7 g/t
MSRC21-094	8.0	13.0	5.0	0.6	5.00m @ 0.6 g/t
MSRC21-094	44.0	46.0	2.0	0.7	2.00m @ 0.7 g/t
MSPC21-096	114.0	120.0	6.0	1.6	6.00m @ 1.6 g/t
MSPC21-096	275.0	283.0	8.0	5.3	8.00m @ 5.3 g/t
MSPC21-097	230.0	232.0	2.0	1.3	2.00m @ 1.3 g/t
MSPC21-098	103.0	109.0	6.0	2.8	6.00m @ 2.8 g/t
MSPC21-098	158.0	171.0	13.0	0.8	13.00m @ 0.8 g/t
MSPC21-098	184.0	203.2	19.2	9.1	19.20m @ 9.1 g/t
MSPC21-101	162.0	165.1	3.1	1.8	3.10m @ 1.8 g/t
MSPC21-102	178.2	186.9	8.7	1.4	8.74m @ 1.4 g/t
MSPC21-103	198.0	200.0	2.0	1.1	2.00m @ 1.1 g/t
MSPC21-103	228.0	230.3	2.3	1.1	2.26m @ 1.1 g/t
MSPC21-103	243.7	249.0	5.3	0.8	5.30m @ 0.8 g/t
MSRC21-104	43.0	47.0	4.0	0.5	4.00m @ 0.5 g/t
MSRC21-104	63.0	66.0	3.0	2.3	3.00m @ 2.3 g/t
MSRC21-105	4.0	19.0	15.0	0.5	15.00m @ 0.5 g/t
MSRC21-105	34.0	37.0	3.0	1.1	3.00m @ 1.1 g/t

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MSRC21-105	58.0	66.0	8.0	2.1	8.00m @ 2.1 g/t
MSRC21-106	5.0	11.0	6.0	2.9	6.00m @ 2.9 g/t
MSRC21-106	23.0	32.0	9.0	0.7	9.00m @ 0.7 g/t
MSRC21-106	63.0	65.0	2.0	1.0	2.00m @ 1.0 g/t
DYRC21-120	117.0	120.0	3.0	1.7	3.00m @ 1.7 g/t
DYPC21-123	66.0	68.0	2.0	0.6	2.00m @ 0.6 g/t
DYPC21-123	189.7	223.1	33.4	1.5	33.40m @ 1.5 g/t
DYPC21-124	207.6	210.0	2.4	0.9	2.40m @ 0.9 g/t
DYPC21-124	222.0	226.6	4.6	0.6	4.60m @ 0.6 g/t
DYPC21-124	232.9	238.0	5.1	10.5	5.10m @ 10.5 g/t
DYPC21-125	201.2.0	225.0	23.8	1.9	23.80m @ 1.9 g/t
DYPC21-126	6.0	8.0	2.0	1.3	2.00m @ 1.3 g/t
DYPC21-126	13.0	15.0	2.0	1.2	2.00m @ 1.2 g/t
DYPC21-126	137.0	141.5	4.5	0.7	4.50m @ 0.7 g/t
DYPC21-126	147.2	152.0	4.8	3.0	4.80m @ 3.0 g/t
DYPC21-127	149.0	163.0	14.0	2.0	14.00m @ 2.0 g/t
DYPC21-127	179.0	181.0	2.0	2.0	2.00m @ 2.0 g/t
DYPC21-128	5.0	11.0	6.0	0.4	6.00m @ 0.4 g/t
DYPC21-128	39.0	48.0	9.0	1.9	9.00m @ 1.9 g/t
DYPC21-128	190.0	197.0	7.0	1.5	7.00m @ 1.5 g/t
DYPC21-128	213.5	227.0	13.5	1.6	13.50m @ 1.6 g/t
DYPC21-129	4.0	19.0	15.0	0.6	15.00m @ 0.6 g/t
DYPC21-129	23.0	37.0	14.0	1.0	14.00m @ 1.0 g/t
DYPC21-129	58.0	64.0	6.0	0.5	6.00m @ 0.5 g/t
DYPC21-129	184.3	199.0	14.7	0.8	14.70m @ 0.8 g/t
DYPC21-129	203.0	222.0	19.0	1.1	19.00m @ 1.1 g/t
DYPC21-129	228.0	235.0	7.0	1.1	7.00m @ 1.1 g/t
DYPC21-129	238.2	247.0	8.8	1.2	8.80m @ 1.2 g/t
DYPC21-129	273.0	275.0	2.0	1.1	2.00m @ 1.1 g/t
DYPC21-130	18.0	20.0	2.0	0.6	2.00m @ 0.6 g/t
DYPC21-130	37.0	45.0	8.0	0.5	8.00m @ 0.5 g/t
DYPC21-130	180.0	203.0	23.0	0.7	23.00m @ 0.7 g/t
DYPC21-130	209.0	213.0	4.0	0.5	4.00m @ 0.5 g/t
DYPC21-130	222.0	226.0	4.0	2.9	4.00m @ 2.9 g/t
DYPC21-130	229.5	233.0	3.5	1.8	3.50m @ 1.8 g/t
DYPC21-130	239.0	241.0	2.0	2.3	2.00m @ 2.3 g/t
DYPC21-132	4.0	12.0	8.0	1.8	8.00m @ 1.8 g/t
DYPC21-132	135.8	146.8	11.0	1.8	11.04m @ 1.8 g/t
DYPC21-132	151.6	155.3	3.7	0.6	3.70m @ 0.6 g/t
DYPC21-132	169.9	177.0	7.2	0.6	7.15m @ 0.6 g/t
DYPC21-132	182.0	184.7	2.7	0.9	2.65m @ 0.9 g/t

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DYPC21-132	192.9	195.4	2.6	1.1	2.55m @ 1.1 g/t
DYPC21-132	213.7	218.0	4.3	1.4	4.30m @ 1.4 g/t
DYPC21-133	3.0	5.0	2.0	1.8	2.00m @ 1.8 g/t
DYPC21-133	38.0	41.0	3.0	1.7	3.00m @ 1.7 g/t
DYPC21-133	224.0	233.9	9.9	1.9	9.90m @ 1.9 g/t
DYPC21-134	140.0	144.0	4.0	1.4	4.00m @ 1.4 g/t
DYPC21-134	156.0	184.0	28.0	1.3	28.00m @ 1.3 g/t
DYPC21-134	188.0	210.0	22.0	1.6	22.00m @ 1.6 g/t
DYPC21-139	16.0	18.0	2.0	2.0	2.00m @ 2.0 g/t
DYPC21-139	22.0	28.0	6.0	0.5	6.00m @ 0.5 g/t
DYPC21-139	32.0	42.0	10.0	0.7	10.00m @ 0.7 g/t
DYPC21-139	146.0	156.0	10.0	4.7	10.00m @ 4.7 g/t
DYPC21-139	161.0	186.1	25.1	2.0	25.10m @ 2.0 g/t
DYPC21-140	25.0	31.0	6.0	0.9	6.00m @ 0.9 g/t
DYPC21-140	35.0	41.0	6.0	0.6	6.00m @ 0.6 g/t
DYPC21-140	140.0	155.0	15.0	5.0	15.00m @ 5.0 g/t
DYPC21-140	159.0	173.2	14.2	0.8	14.20m @ 0.8 g/t
DYRC21-141	85.0	87.0	2.0	1.0	2.00m @ 1.0 g/t
DYRC21-144	122.0	125.0	3.0	1.4	3.00m @ 1.4 g/t
DYRC21-145	81.0	88.0	7.0	0.7	7.00m @ 0.7 g/t
DYRC21-148	134.0	137.0	3.0	0.4	3.00m @ 0.4 g/t

Notes:

1. Intervals indicated are not true widths as there is insufficient information to calculate true widths.  However, drill holes have been drilled to cross interpreted mineralized zones as close to perpendicular as possible.

2. Intervals are calculated with the assumptions of >0.4 g/t and <4m of internal waste and displayed as weighted averages.

3. Includes results from RC and DC drilling

Qualified Person and QA/QC

Greg Collins, MAusIMM CP (Geo) and SEG Fellow, Vice President Exploration of Galiano Gold Inc., is a Qualified Person as defined by Canadian NI 43-101 and has supervised the preparation of the scientific and technical information that forms the basis for this news release. Mr. Collins is responsible for all aspects of the work including the Data Verification and Quality Control/Quality Assurance programs and has verified the data disclosed. Mr. Collins is not independent of Galiano Gold Inc.

Certified Reference Materials and Blanks are inserted by Galiano Gold into the sample stream at the rate of 1:14 samples.  Field duplicates are collected at the rate of 1:30 samples.  All samples have been analysed by Intertek Minerals Ltd. in Tarkwa, Ghana with standard preparation methods and 50g fire assay with atomic absorption finish.  Intertek Minerals Ltd. does their own introduction of QA/QC samples into the sample stream and reports them to Galiano for double checking.  Higher grade samples are re-analysed from pulp or reject material or both.  Intertek is an international company operating in 100 countries and is independent of Galiano.  It provides testing for a wide range of industries including the mining, metals, and oil sectors.

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Enquiries:

Peter Lekich

VP Investor Relations

Toll-Free (N. America): 1-855-246-7341

Telephone: 1-778-729-0608

Email: peter.lekich@galianogold.com

About Galiano Gold Inc.

Galiano is focused on creating a sustainable business capable of long-term value creation for its stakeholders through exploration and disciplined deployment of its financial resources. The company currently operates and manages the Asanko Gold Mine, located in Ghana, West Africa which is jointly owned with Gold Fields Ltd.  The Company is strongly committed to the highest standards for environmental management, social responsibility, and health and safety for its employees and neighbouring communities. For more information, please visit www.galianogold.com.

Cautionary Note Regarding Forward-Looking Statements

Certain statements and information contained in this news release constitute "forward-looking statements" within the meaning of applicable U.S. securities laws and "forward-looking information" within the meaning of applicable Canadian securities laws, which we refer to collectively as "forward-looking statements". Forward-looking statements are statements and information regarding possible events, conditions or results of operations that are based upon assumptions about future conditions and courses of action. All statements and information other than statements of historical fact may be forward looking statements. In some cases, forward-looking statements can be identified by the use of words such as "seek", "expect", "anticipate", "budget", "plan", "estimate", "continue", "forecast", "intend", "believe", "predict", "potential", "target", "may", "could", "would", "might", "will" and similar words or phrases (including negative variations) suggesting future outcomes or statements regarding an outlook.

Forward-looking statements in this news release include, but are not limited to: statements regarding future mining at Dynamite Hill, Kaniago and Midras South, including with respect to the nature and extent of possible pit designs and the commencement of mining or further mining; the declaration of a maiden Mineral Resource for Miradani and a Mineral Reserve and Resource for Dynamite hill, and the timing thereof; the expected results of the exploration program (including its ability to provide the confidence for undertaking a resource estimate and further engineering studies) and the nature and timing of future exploration programs; the ability of future exploration programs to provide the basis for future mineral resources, including the timing for the declaration of such mineral resources; and information regarding planned future exploration, drilling and mining. Such forward-looking statements are based on a number of material factors and assumptions, including, but not limited to: the exploration program proceeding as anticipated; the exploration program achieving the targets and milestones included therein in the manner and on the timelines anticipated therein; the nature of drilling and exploration targets conforming to current expectations; the Company's updated mineral resource estimate and life of mine plan proceeding as currently anticipated; mining proceeding as currently anticipated; the Company proceeding with further exploration programs as currently anticipated; that future exploration programs will provide the basis for future mineral resources; that the Joint Venture approves the Company's exploration budget; the ability of the AGM to continue to operate during the COVID-19 pandemic; that gold production and other activities will not be curtailed as a result of the COVID-19 pandemic; that the AGM will be able to continue to ship doré from the AGM site to be refined; that the doré produced by the AGM will continue to be able to be refined at similar rates and costs to the AGM, or at all; that the Company's and the AGM's responses to the COVID-19 pandemic will be effective in continuing its operations in the ordinary course; the accuracy of the estimates and assumptions underlying Mineral Resource and Mineral Reserve estimates and prior exploration results, including future gold prices, cut-off grades and production and processing estimates; the successful completion of development and exploration projects, planned expansions or other projects within the timelines anticipated and at anticipated production levels; that mineral resources can be developed as planned; that the Company's relationship with joint venture partners will continue to be positive and beneficial to the Company; that required financing and permits will be obtained; general economic conditions; that labour disputes or disruptions, flooding, ground instability, geotechnical failure, fire, failure of plant, equipment or processes to operate are as anticipated and other risks of the mining industry will not be encountered; that contracted parties provide goods or services in a timely manner; that there is no material adverse change in the price of gold or other metals; title to mineral properties; costs; the retention of the Company's key personnel; and changes in laws, rules and regulations applicable to Galiano.

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Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements to differ materially from those anticipated in such forward-looking statements. The Company believes the expectations reflected in such forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and you are cautioned not to place undue reliance on forward-looking statements contained herein. Some of the risks and other factors which could cause actual results to differ materially from those expressed in the forward-looking statements contained in this news release, include, but are not limited to: that the results of the Company's exploration programs will not conform with the Company's expectations, and will not be sufficient to support mineral resources or mineral reserves at the AGM or be sufficient to include in the Company's updated life of mine plan; the Company's expectations; that the Company may not undertake planned future mining or exploration, or that such future mining or exploration will not be sufficient to support mineral resources or mineral reserves at the AGM; that the JV will approve the Company's proposed exploration and mining programs; the Company's and/or the AGM's operations may be curtailed or halted entirely as a result of the COVID-19 pandemic, whether as a result of governmental or regulatory law or pronouncement, or otherwise; that the doré produced at the AGM may not be able to be refined at expected levels, on expected terms or at all; that the Company and/or the AGM will experience increased operating costs as a result of the COVID-19 pandemic; that the AGM may not be able to source necessary inputs on commercially reasonable terms, or at all; the Company's and the AGM's responses to the COVID-19 pandemic may not be successful in continuing its operations in the ordinary course; AGM has a limited operating history and is subject to risks associated with establishing new mining operations; sustained increases in costs, or decreases in the availability, of commodities consumed or otherwise used by the Company may adversely affect the Company; actual production, costs, returns and other economic and financial performance may vary from the Company's estimates in response to a variety of factors, many of which are not within the Company's control; adverse geotechnical and geological conditions (including geotechnical failures) may result in operating delays and lower throughput or recovery, closures or damage to mine infrastructure; the ability of the Company to treat the number of tonnes planned, recover valuable materials, remove deleterious materials and process ore, concentrate and tailings as planned is dependent on a number of factors and assumptions which may not be present or occur as expected; the Company's operations may encounter delays in or losses of production due to equipment delays or the availability of equipment; the Company's operations are subject to continuously evolving legislation, compliance with which may be difficult, uneconomic or require significant expenditures; the Company may be unsuccessful in attracting and retaining key personnel; labour disruptions could adversely affect the Company's operations; the Company's business is subject to risks associated with operating in a foreign country; risks related to the Company's use of contractors; the hazards and risks normally encountered in the exploration, development and production of gold; the Company's operations are subject to environmental hazards and compliance with applicable environmental laws and regulations; the Company's operations and workforce are exposed to health and safety risks; unexpected costs and delays related to, or the failure of the Company to obtain, necessary permits could impede the Company's operations; the Company's title to exploration, development and mining interests can be uncertain and may be contested; the Company's properties may be subject to claims by various community stakeholders; risks related to limited access to infrastructure and water; the Company's exploration programs may not successfully expand its current mineral reserves or replace them with new reserves; the Company's revenues are dependent on the market prices for gold, which have experienced significant recent fluctuations; the Company may not be able to secure additional financing when needed or on acceptable terms; and the Company's primary asset is held through a joint venture, which exposes the Company to risks inherent to joint ventures, including disagreements with joint venture partners and similar risks.

Although the Company has attempted to identify important factors that could cause actual results or events to differ materially from those described in the forward-looking statements, you are cautioned that this list is not exhaustive and there may be other factors that the Company has not identified. Furthermore, the Company undertakes no obligation to update or revise any forward-looking statements included in, or incorporated by reference in, this news release if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.

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Cautionary Note to US Investors Regarding Mineral Reporting Standards:

As a British Columbia corporation and a "reporting issuer" under Canadian securities laws, the Company is required to provide disclosure regarding its mineral properties, including the AGM, in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101"). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. In accordance with NI 43-101, the Company uses the terms mineral reserves and resources as they are defined in accordance with the CIM Definition Standards on mineral reserves and resources (the "CIM Definition Standards") adopted by the Canadian Institute of Mining, Metallurgy and Petroleum. In particular, the terms "mineral reserve", "proven mineral reserve", "probable mineral reserve", "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" used in this press release are Canadian mining terms defined in accordance with CIM Definition Standards. These definitions differ from the definitions in the disclosure requirements promulgated by the SEC. Accordingly, information contained in this press release may not be comparable to similar information made public by U.S. companies reporting pursuant to SEC disclosure requirements.

United States investors are also cautioned that while the SEC will now recognize "measured mineral resources", "indicated mineral resources" and "inferred mineral resources", investors should not assume that any part or all of the mineralization in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. Mineralization described using these terms has a greater amount of uncertainty as to their existence and feasibility than mineralization that has been characterized as reserves. Accordingly, investors are cautioned not to assume that any "measured mineral resources", "indicated mineral resources", or "inferred mineral resources" that the Company reports are or will be economically or legally mineable.

Further, "inferred resources" have a greater amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist. In accordance with Canadian rules, estimates of "inferred mineral resources" cannot form the basis of feasibility or other economic studies, except in limited circumstances where permitted under NI 43-101.

Neither Toronto Stock Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

Source: Galiano Gold Inc.

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